Exhibit 21.1

Name	State of Organization	Ownership
Cargo Connection Logistics Corp.	Delaware	100%
Cargo Connection Logistics International, Inc.	Illinois	100%
Nuclear Material Detection Technologies, Inc.	Florida	100%
Independent Transport Group, LLC	Florida	51%